July 14, 2006

Mail Stop 4561

Mr. Stephen M. Klein
Omni Financial Services, Inc.
Six Concourse Parkway, Suite 2300
Atlanta, GA 30328

Re: Omni Financial Services, Inc.
Registration Statement on Form S-1
Filed June 14, 2006
File No. 333-134997

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all exhibits with your next amendment, including at least a draft of the legality opinion; they are subject to the staff's review.

About the Prospectus, page i

2.   Please either delete the language about the information being only accurate only as of the date of the prospectus, or amend it to note that the language will be materially accurate so long as you permit it to be used.

3.   Please delete the statement about not guaranteeing the accuracy and completeness of industry information. You can explain what such information is, but you cannot deny responsibility for it.

Summary, page 1

4.   Please amend to state that the summary provides an overview of "material" information, not selected.

5.   Please delete the last sentence of the preamble. It repeats information already given.

Our markets, page 4

6.   Both in the summary and again on page 64, you have provided information from the most recent census in 2000. If available and appropriate, please update some of this information (for example, you state that the median home value in Chicago in 1999 was $147,742).

Pro Forma Summary Consolidated Financial Data, page 9

7.   Please revise to clarify why you have not used the statutory tax rate of 38% to calculate the pro forma tax expense in each period presented.

Risk Factors;

General, page 10

8.   In the preamble to the risk factor section, please revise the sentence: "These risks are not the only ones that we may face." Either omit this sentence, or expand it into a separate risk factor.

9.   We note your use of such terms as "we can not be certain," "we cannot predict" and "we cannot assure you;" the risk factor section is not meant to provide assurances, predictions or certainties. Please revise all such language to reflect actual risks.

10.   Please add a risk factor that specifically addresses the heightened risk of the loans you make, particularly commercial and industrial loans, in contrast to traditional residential loans.

11.   Please consider adding a separate risk factor which discusses the risks pertaining specifically to construction loans; for example, on page 66 you discuss that contractors have used these loans to remodel older inner city homes and then sell them in the short term. Discuss the effect on this business segment as the real estate market begins to cool and interest rates go up.

An economic downturn…, page 11

12.   Please consider adding a separate risk factor which specifically addresses the impact of a rise in interest rates, including a discussion of default and the impact such rise may have on the growth projections which you have cited.

We have suffered a loss in our warehouse lending program…, page 15

13.   Please explain "defalcation."

14.   Please disclose here, and in the "Fraud Loss" section on page 72, whether a criminal investigation is underway with regard to this fraud.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Allowance for Loan Loss, page 50

15.   Please revise to provide an expanded discussion of the trends depicted in the allowance for loan loss activity. In your revisions, please discuss the facts and circumstances contributing to increased charge-offs in 2005, the increase in your non-performing assets between periods and how those trends contributed to the decline in the ratio of the allowance for loan loss to total loans.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 94

16.   Please revise to include Exhibit 16, which is required by Item 601 of Regulation S-K.

Audited Financial Statements

Consolidated Balance Sheets, page F-3

17.   Please revise to separately present your balance of goodwill on the face of your balance sheets. Refer to paragraph 43 of SFAS 142.

Consolidated Statement of Earnings, page F-4

18.   Throughout your filing and on the face of your statements of earnings, please revise to disclose the pro forma tax expense and pro forma earnings per share, under the assumption that you were a taxable entity for all periods presented. Where pro forma EPS is presented, please include a reference to your subsequent event footnote and revise the footnote to describe the assumptions underlying the pro forma adjustments.

Consolidated Statements of Cash Flows, page F-7

19.   Please revise your footnotes to disclose the nature of the line item other real estate sales financed by bank.

Note 1: Summary of Significant Accounting Policies

General

20.   We note in the description of your organization, that your subsidiary, Omni Leasing Corporation, is engaged in the leasing of aircrafts and automobiles. Please revise your summary of significant accounting policies to disclose your accounting policies related to the leasing activities and where these activities are included in your financial statements, quantifying the dollar amount of assets subject to the leases and the associated revenues.

21.   Please revise to disclose your accounting policy for operating leases. In your revision, please specifically address how you account for rent escalations and rent holidays.

Investment Securities, page F-8

22.   Please revise to disclose the methods used to determine the fair values of your securities, including the trust preferred securities and the State of Israel bonds.

Premises and Equipment, page F-11

23.   We have the following comments on the aircraft purchased from your CEO:

- We do not understand the basis for relying on a discussion with the manufacturer in determining the residual value, because the manufacturer is not an independent third party. Please revise to disclose why you did not receive an independent third party valuation of this asset.
- Please revise to disclose how management determined the depreciable life of this asset.
- Please revise to disclose the policy for identifying and measuring impairment of the asset and its residual value.

24.   Please have Crowe Chizek tell us, under separate cover, the audit procedures it
        performed to validate both the residual value assigned to the aircraft by management and
        the appropriateness of the depreciable life.

25.   Please revise to separately disclose your accounting policies for intangible assets,
        including how you identify and measure impairment.

Segments, page F-11

26.   Based on the disclosure here that you internally evaluate your operations based upon four
        distinct operating segments and the disclosures in your Business section, it is not clear
        how you determined that the bank's operations represent a single segment. Please tell us
        how you have considered the guidance of paragraphs 16 through 19 of SFAS 131 in
        making this determination and provide us your quantitative analysis.

Note 2: Business Combinations

Acquisitions, page F-14

27.   Please revise to disclose why the goodwill recorded in the acquisition of GCB is not
        amortizable for tax purposes, but the goodwill recorded in the acquisition of Premier
        Community Bank is.

28.   In regards to the acquisition of GCB, please address the following:

        • Revise to disclose the primary reasons for the acquisition, including a description
          of the factors that contributed to a purchase price that result in recognition of
          goodwill. Refer to paragraph 51 (b) of SFAS 141.
        • Revise to disclose how management considered the recurring losses of GCB in
          determining the existence of goodwill.
        • Revise to disclose how management determined the amount ascribed to the core
          deposit intangible, considering the significant amount of deposits acquired.
        • Please revise to disclose how management considered the existence of other
          intangible assets, such as customer relationships, given the significant amount of
          loans acquired.
        • Revise to disclose if a valuation expert was used to determine the fair value of the
          acquired assets and liabilities, including intangible assets. If not, please disclose
          why. If so, please provide us a copy of the valuation report.

29.   Noting that you acquired and subsequently disposed of the net assets of Premier
        Community Bank, please revise to disclose the following:

        - The primary reasons for the acquisition, including a description of the factors that
          contributed to a purchase price that results in recognition of goodwill; and,
        - The proceeds received from the subsequent sale of the assets and liabilities and
          the dollar amount of any gain or loss recognized.

Note 3: Investment Securities Available-for-Sale, page F-16

30.   Please revise to separately disclose the obligations of the US Treasury and US
        government sponsored entities. Refer to the December 2005, Current Accounting and
        Disclosure Issues in the Division of Corporation Finance posted on our website.

31.   We note that you have a significant loss greater than 12 months in your "U.S. Treasuries
        and agencies" line item. Please revise to disclose the specific nature of these investments
        and provide us a detailed schedule of them.

Note 4: Loans, page F-18

Acquired Loans Subject to SOP 03-3

32.   Please revise to disclose the methodology used to identify and evaluate acquired loans for
        evidence of deterioration of credit quality and for which it is probable that you will not be
        able to collect the contractually required payments.

33.   Please revise to include all disclosures required by SOP 03-3.

Note 6: Goodwill and Other Intangible Assets, page F-20

34.   Given your disclosure on F-15 that you sold Premier, please revise to disclose why the
        associated goodwill was not removed from your financial statements.

Note 15: Significant Event, page F-25

35.   Because the charge incurred related to the warehouse lending facility exceeds the
        materiality threshold defined by Article 9-04(14), please revise to separately present it on
        the face of your Consolidated Statement of Earnings.

Financial Statements for the Period Ended March 31, 2006

36.   As applicable, please revise your interim financial statements to address the comments
        noted on your audited financial statements.

37.   Please revise to disclose the method you elected to apply the requirements of SFAS
        123(R) and to include all of the disclosures required by paragraph 84 of SFAS 123(R).

General

38.   Please include an updated consent from your independent accountants in the pre-effective
        amendment.

39.   Please update the financial statements under Rule 3-12 of Regulation S-X, as applicable.

Other expenses of issuance and distribution, page II-1

40.   We note that you have included costs and expenses pertaining to the registration of shares
        being sold by selling shareholders; however, you have not included any selling
        shareholder information in this prospectus. Please advise or revise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and
   ·   the company may not assert this action as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Margaret Fitzgerald at (202) 551-3556 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Katherine M. Koops, Esq.
        Powell Goldstein LLP
        One Atlantic Center
        Fourteenth Floor
        1201 West Peachtree Street, NW
        Atlanta, GA 30309-3488